

COMMERZBANK

A K T I E N G E S E L L S C H A F T
NEW YORK BRANCH

RECEIVED

2008 JUN -4 A 1: 21

`ICE OF INT..`
`CORPORATE FI....`

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

June 2, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL



Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

08003027

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose the English version of a DGAP Voting Rights announcement according to article 21 (1) of German Securities Trading Act issued last week with respect to the aggregate percentage of the indirect holding of Commerzbank's shares by the UniCredito Italiano S.p.A., Rome, Italy. This item may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to call (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President & General Counsel

PROCESSED

JUN 09 2008

THOMSON REUTERS

Jennifer O'Neill
Assistant Cashier

6/5

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

Commerzbank Aktiengesellschaft · Registered Office: Frankfurt am Main (HRB 32000)
Ust-IdNo: DE 114 103 514
Chairman of the Supervisory Board: Klaus-Peter Müller
Board of Managing Directors: Martin Blessing, Chairman
Frank Annuscheit, Markus Beumer, Wolfgang Hartmann, Achim Kassow,
Bernd Knobloch, Michael Reuther, Eric Strutz, NicholasTeller

COMMERZBANK
DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

RECEIVED
2008 JUN -4 A 1: 21

Publication according to § 26 paragraph. 1 WpHG

30 May 2008
Release of a voting rights announcement according to article 21 (1) WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

UniCredito Italiano S.p.A., Rome, Italy, informed us according to articles 21 (1), 22 (1) 1 No. 1 WpHG that the voting rights of UniCredito Italiano S.p.A., Rome, Italy, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3 % and 5 % limits of the voting rights on 16 May 2008 and as of this date amounted to 5.168 % (33,961,201 of the voting shares). All these voting rights are to be attributed to UniCredito Italiano S.p.A., Rome, Italy, according to article 22 (1) 1 No. 1 WpHG via Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Germany.

UniCredito Italiano S.p.A., Rome, Italy, further informed us according to articles 21 (1), 22 (1) 1 No. 1 WpHG that the voting rights of UniCredito Italiano S.p.A., Rome, Italy, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200 have fallen under the 5 % and 3% limits of the voting rights on 21 May 2008 and now amount to 0 % (0 voting shares).

End of Voting rights announcementDGAP regulatory service

Language:	English
Issuer:	Commerzbank AG
	Kaiserplatz
	60261 Frankfurt am Main Deutschland
WWW:	www.commerzbank.de

End of news   DGAP regulatory service

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